Harbin Electric, Inc.

No. 9, Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu

Harbin Kai Fa Qu, Harbin, China 150060

October 13, 2010

Ms. Julie Sherman Securities and Exchange Commission, Division of Corporation Finance 100 F Street, N.E., Washington, D.C. 20549-3561

Re: Harbin Electric, Inc.
Form 10-K for the year ended December 31, 2009
Filed on March 16, 2010
File No.: 001-33276
Form 10-Q for the period ended June 30, 2010
Filed on August 9, 2010
File No.: 001-33276

Dear Ms. Sherman:

Harbin Electric, Inc. (the “Company”) is in receipt of the Staff’s letter dated September 30, 2010 relating to its annual report and quarterly report referenced above.  While the Company is endeavoring to respond to the Staff’s comments in a timely manner, we are respectfully requesting to extend the time by which the Company must respond to the comments.  We would respectfully request that the Staff provide the accommodation to the Company to allow it until October 21, 2010 to respond so that our response is as correct and comprehensive as possible and reflects the necessary consideration of the issues raised by the Company and our independent public accountants.

Please feel free to contact our counsel Angela Dowd of Loeb & Loeb at (212) 407-4097 with any questions or concerns in this regard.

Sincerely,

/s/ Tianfu Yang
Tianfu Yang
Chairman and Chief Executive Officer
cc:	Angela Dowd
Loeb & Loeb LLP